SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D
                            (Rule 13d-101)
        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                             RULE 13d-2(a)

                          (Amendment No. 3)1
    American Resources Offshore, Inc. (f/k/a American Resources of
                            Delaware, Inc.)
                             (Name of Issuer)

                 Common Stock, par value $0.00001 per share
                      (Title of Class of Securities)
                                 029280104
                               (CUSIP Number)

                          David E. Schwartz, Esq.
                                 Secretary
                             TECO Energy, Inc.
                                 TECO Plaza
                         702 North Franklin Street
                            Tampa, Florida 33602
                               (813) 228-4111

                              with a copy to:

                           David R. Pokross, Jr.
                             Palmer & Dodge LLP
                             One Beacon Street
                             Boston, MA  02110
                               (617) 573-0100
    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)

                               March 26, 1999
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                      (Continued on following pages)
                            (Page 1 of 7 Pages)
_________________

 (1) The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No.  02926 U 30 8        13D              Page 2 of 7 pages




1.   NAME OF REPORTING PERSON
          TECO Oil & Gas, Inc.


     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                            (b)  / /
          Not Applicable

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2 (d) OR 2 (e)    / /
          Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Florida

                                    7.   SOLE VOTING POWER

     Number of                                   0
     Shares
     Beneficially                   8.   SHARED VOTING POWER
     Owned By
     Each                                3,351,852
     Reporting
     Person                         9.   SOLE DISPOSITIVE POWER

                                                 0

                                   10.  SHARED DISPOSITIVE POWER
                                         3,351,852

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          3,351,852

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

          Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          25.0%

14.  TYPE OF REPORTING PERSON
          CO

CUSIP No.  02926 U 30 8        13D              Page 3 of 7 pages




1.   NAME OF REPORTING PERSON
          TECO Energy, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                       (b)  / /
          Not Applicable

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2 (d) OR 2 (e) / /
          Not Applicable
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Florida

                                   7.   SOLE VOTING POWER
     Number of                                   0
     Shares
     Beneficially                  8.   SHARED VOTING POWER
     Owned By
     Each                                3,351,852
     Reporting
     Person                        9.   SOLE DISPOSITIVE POWER

                                                 0

                                   10.  SHARED DISPOSITIVE POWER

                                         3,351,852

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          3,351,852

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          / /

          Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          25.0%

14.  TYPE OF REPORTING PERSON
          CO

CUSIP No.  02926 U 30 8        13D              Page 4 of 7 pages



     This Amendment No. 3 amends and supplements the Statement on Schedule 13D (the "Original Statement") filed by TECO Oil & Gas, Inc. ("TOG") and TECO Energy, Inc. ("TECO") with the United States Securities and Exchange Commission (the "SEC") on October 8, 1998 as amended by Amendment Nos. 1 and 2 to Schedule 13D filed by TOG and TECO with the SEC on January 4, 1999 and January 14, 1999, respectively. Except as set forth below, there are no changes to the information set forth in the Original Statement, as amended by Amendment Nos. 1 and 2. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Statement, as amended by Amendment Nos. 1 and 2.

Item 4.   Purpose of Transaction.

     Item 4 is amended by replacing the second paragraph with the following two paragraphs:

     As an inducement to TOG to accept the Note, ARD and TOG entered into a warrant agreement (the "Warrant Agreement") granting TOG a common stock purchase warrant (the "Warrant"). A copy of each of the Warrant Agreement and the Warrant are filed as Exhibits 2 and 3 hereto, respectively, and are by this reference incorporated herein. Because the Note had not been paid in full by October 1, 1998, TOG acquired the right under the Warrant to purchase (i), at a price of $2.67 per share, 600,000 shares of ARD Common Stock (the "Initial Shares"), plus (ii), at a price of $0.0001 per share, additional shares of ARD Common Stock equal to ten percent of the shares of the ARD Common Stock Outstanding (as defined below) on the date the Warrant is exercised. Because the Note had also not been paid in full by January 1, 1999, TOG acquired the right to purchase, at a price of $0.0001 per share, an additional five percent of the shares of ARD Common Stock Outstanding on the date the Warrant is exercised. Finally, because the Note was not paid in full by April 1, 1999, TOG has acquired the right to purchase, at a price of $0.0001 per share, an additional five percent of the shares of ARD Common Stock Outstanding on the date the Warrant is exercised. "ARD Common Stock Outstanding," as used herein, means ARD Common Stock outstanding at any given time plus any options or rights to purchase ARD Common Stock, but does not include shares owned or held by or for the account of ARD ("treasury stock") or the Initial Shares. The Warrant expires on July 1, 1999.

     On March 26, 1999, pursuant to a Stock Option Agreement (the "Stock Option Agreement"), TOG granted to R. Hale Energy Services, Inc. ("Hale") an irrevocable option (the "Option") to acquire the entire Warrant or all the shares of ARD Common Stock obtained upon exercise of the Warrant, as applicable, with an exercise price of $600,000. The Option may be exercised, in whole but not in part, at any time up to and including July 1, 2000. A copy of the Stock Option Agreement is filed as Exhibit 4 hereto and is by this reference incorporated herein. According to a Statement on Schedule 13D filed by Hale with the SEC, Hale is wholly-owned by Richard A. Hale.

Item 5.   Interest in Securities of Issuer.

     Item 5 is amended to read in its entirety as follows:

     (a) TOG beneficially owns approximately 3,351,852 shares of ARD Common Stock, consisting entirely of shares issuable under the Warrant described in Item 4. The Warrant became exercisable on October 1, 1998 for

CUSIP No.  02926 U 30 8        13D              Page 5 of 7 pages



(i)  600,000  shares,  plus  (ii)  ten percent of the shares of ARD Common
Stock Outstanding on the date the Warrant is exercised. The Warrant became exercisable on January 1, 1999 for an additional five percent of the shares of ARD Common Stock Outstanding on the date the Warrant is exercised. Finally, the Warrant became exercisable on April 1, 1999 for an additional five percent of the shares of ARD Common Stock Outstanding on the date the Warrant is exercised. Therefore, the Warrant is currently exercisable for 600,000 shares plus twenty percent of the shares of ARD Common Stock Outstanding on the date the Warrant is exercised. Currently, such additional twenty percent equals approximately 2,751,852 shares, based on 13,759,264 shares of ARD Common Stock Outstanding as of April 1, 1999. According to information provided by ARD to the Reporting Persons, the ARD Common Stock Outstanding as of April 1, 1999 consisted of
(i) 10,261,074 shares of issued and outstanding ARD Common Stock plus (ii) 3,700,080 shares of ARD Common Stock issuable under all outstanding options and other rights to purchase ARD Common Stock, whether or not currently exercisable, less (iii) 201,890 shares of treasury stock. The aggregate total of 3,351,852 shares of ARD Common Stock beneficially owned by TOG represents 25.0% of the ARD Common Stock issued and outstanding (but not including treasury stock) on April 1, 1999, computed in accordance with Rule 13d-3 of the Act. TECO may, by virtue of its ownership of the capital stock of TOG, be deemed to beneficially own the shares of ARD Common Stock beneficially owned by TOG.

     (b) In the event TOG were to purchase any shares of ARD Common Stock covered by the Warrant, TOG would have voting and investment power over such shares; TECO may be deemed to beneficially own all such shares. TOG s voting and investment power would be subject to the right of Hale to acquire such shares pursuant to the Option.

     (c) On March 26, 1999, for $10.00, TOG granted the Option to Hale. A copy of the Stock Option Agreement is filed as Exhibit 4 hereto and is by this reference incorporated herein.

     (d) Other than Hale s right under the Option to acquire the Warrant or shares issued following its exercise, neither TOG nor TECO, nor to the best of their knowledge any of the individuals named on Schedule I attached hereto, has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of ARD Common Stock beneficially owned by TOG.

     (e)  Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer


     Item 6 is amended by inserting the following text immediately before the first paragraph of such item:

     On March 26, 1999, TOG granted the Option to Hale pursuant to the Stock Option Agreement. The Option represents an irrevocable right to acquire the entire Warrant or all the shares of ARD Common Stock obtained upon exercise of the Warrant, as applicable, at an exercise price of $600,000. The Option may be exercised, in whole but not in part, at any time up to and including July 1, 2000. A copy of the Stock Option Agreement is filed as Exhibit 4 hereto and is by this reference incorporated herein.

CUSIP No.  02926 U 30 8        13D              Page 6 of 7 pages






Item 7.      Material to be Filed as Exhibits

     Item 7 is amended by inserting the following text at the end of such item:

     Exhibit 4 Stock Option Agreement dated as of March 26, 1999 between TECO Oil & Gas, Inc. and R. Hale Energy Services, Inc. (Filed as Exhibit 3 to the Schedule 13D filed with the SEC on April 5, 1999 on behalf of R. Hale Energy Services, Inc. and Richard A. Hale and incorporated herein by reference.)

CUSIP No.  02926 U 30 8        13D              Page 7 of 7 pages



                                 SIGNATURE

  After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned corporations certifies that the information set forth in this statement is true, complete and correct.



                              April 9, 1999


                              TECO OIL & GAS, INC.


                              By:  /s/ Gordon L. Gillette
                                 Gordon L. Gillette
                                 Vice President and Treasurer


                              TECO ENERGY, INC.


                              By:  /s/ Gordon L. Gillette
                                 Gordon L. Gillette
                                 Vice President-Finance and Chief
                                 Financial Officer